December 21, 2005

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Edge Petroleum Corporation

RE:	Edge Petroleum Corporation: Form 10-K for the Fiscal Year Ended
December 31, 2004
Filed March 16, 2005
File No. 0-22149

Response to the SEC Staff Comments dated December 8, 2005

                We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 8, 2005 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

With respect to the Staff’s comments, we request that, in lieu of changes to the 2004 Form 10-K, the Staff consider instead the Company’s proposal to include the clarifying disclosures described below in the upcoming 2005 Form 10-K filing in response to the Staff’s comments.

                We respectfully request that the staff review our responses to its comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2004

Oil and Natural Gas Reserves, page 5

1.              We note that you include within your filing a measure for estimate future net revenue before income taxes, which represents a non-GAAP measure. As such, please provide all disclosures required by Item 10-(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

In Items 1 and 2 of our future Annual Reports on Form 10-K we will provide a reconciliation of this measure to the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as presented in the “Supplementary Financial Information on Oil and Natural Gas Exploration,

Development and Production Activities” footnote related to SFAS No. 69 requirements and disclosure describing why we include this non-GAAP measure.  The following is an example of the disclosure we contemplate including (using data for the year 2004 for purposes of illustration):

	Proved Reserves
	Developed	Undeveloped	Total

Oil and condensate (MBbls)	2,698	1,094	3,792
Natural gas (MMcf)	50,698	15,613	66,311
Total Mmcfe	66,886	22,177	89,063

Estimated future net revenue before income taxes	$290,766,221	$83,221,295	$373,987,516

Present value of estimated future net revenue before income taxes (discounted 10% annum)	$198,322,069	$55,568,791	$253,890,860
Future income taxes (discounted at 10% annum)	(29,534,458)	(7,485,389)	(37,019,847)
Standardized measure of discounted future net cash flows	$168,787,611	$48,083,402	$216,871,013

“Management believes that the presentation of the present value of future net cash flows attributable to estimated proved reserves, discounted at 10% per annum (the “PV-10 Value”), may be considered a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K, therefore the Company has included this reconciliation of the measure to the most directly comparable GAAP financial measure (Standardized measure of discounted future new cash flows). Management believes that the presentation of PV-10 Value provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. Because many factors that are unique to each individual company may impact the amount of future income taxes to be paid, the use of the pre-tax measure provides greater comparability when evaluating companies. It is relevant and useful to its investors for evaluating the relative monetary significance of the Company’s oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of the Company’s reserves to other companies. Management also uses this pre-tax measure when assessing the potential return on investment related to its oil and natural gas properties and in evaluating acquisition candidates. The PV-10 Value is not a measure of financial or operating performance under GAAP, nor is it intended to represent the current market value of the estimated oil and natural gas reserves owned by the Company. PV-10 Value should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.”

Selected Financial Data, page 29

2.              Please expand your disclosures related to EBITDA to address the reasons why you believe presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. The justification for use of the measure must be substantive and not boilerplate. Merely indicating that the measure us use by, or useful to, investors is not sufficient support for disclosure of the measure.

In accordance with the Staff’s request, we intend to expand our footnote disclosure regarding the EBITDA non-GAAP measure in our future Annual Reports on Form 10-K to read as follows:

“EBITDA is defined as net income (loss) before cumulative effect of accounting change, interest expense and amortization of deferred loan costs (net of interest income and amounts capitalized), income tax expense, depletion, depreciation and amortization and accretion expense. EBITDA is a financial measure commonly used in the oil and natural gas industry, but is not defined under accounting principles generally accepted in the United States of America (“GAAP”). EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income, this measure may vary among companies. The EBITDA data presented above may not be comparable to a similarly titled measure of other companies. Our management believes that EBITDA is a meaningful measure to investors and provides additional information about our ability to meet our future liquidity requirements for debt service, capital expenditures and working capital. In addition, management believes that EBITDA is a useful comparative measure of operating performance and liquidity.  For example, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary in significance between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result that their effective tax rates and tax expense can vary considerably. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation or depletion (straight-line, accelerated, units of production) method, which can result in considerable variability in depletion, depreciation and amortization expense between companies. Thus, for comparison purposes, management believes that EBITDA can be useful as an objective and comparable measure of operating profitability and the contribution of operations to liquidity because it excludes these elements.”

Consolidated Financial Statements, page, F-1

Consolidated Statements of Operations, page F-4

3.              It is not appropriate to display deferred compensation expense as a separate line item in the statements of operations. Allocate deferred compensation expense to your operating expense line items as appropriate in order to present the expense related to repriced options and restricted stock in the same line items as cash compensation paid to the same employees.

All cash salaries and related cash compensation paid to our employees are included in the “Other general and administrative” expense line item on our Consolidated Statements of Operations. We segregate our non-cash deferred compensation within “General and Administrative Expenses” in total due to the volatility that certain accounting requirements add to these items.  Segregating the items enables investors to better understand and track the volatility. In addition, the format in our 2004 10-K was developed in response to Comment No. 68 in a Comment Letter from the Staff of the Division of Corporation Finance dated July 25, 2003. The Staff’s Comment, our response and the Statement of Operations in the relevant disclosure document before and after the comment will be provided to the staff under separate letter sent FedEx on December 21, 2005.  In our format prior to responding to the comment, the Deferred Compensation line items were not categorized within “General and Administrative Expenses,” rather presented as separate line items on the Statements of Operations. We chose the Staff’s suggestion in paragraph (c) to comment 68 and revised the format to present Deferred Compensation as components of “General and Administrative Expenses” and received no further comment from the Staff.  On the basis of the foregoing, we would respectfully propose to maintain the current presentation in our future financial statements.

Note 6. Acquisitions and Divestitures, page F-14

4.              Please remove 2002 from your table presenting the unaudited pro forma effects of the Contango Asset Acquisition. Refer to paragraphs 54(b) and 55 of SFAS 141 for additional guidance.

After review, we agree that 2002 should not be presented. In our Annual Report on Form 10-K for 2005, we will present pro forma information only for 2004.  With regard to the 2004 Annual Report on Form 10-K, we note that because the calculation of pro forma results of operations was performed using January 1, 2002 as the theoretical acquisition completion date for comparative financial statements, the depletion amounts change when using January 1, 2003 as the theoretical acquisition completion date, which affects the reported pro forma net income and EPS amounts as follows:

	For the Year-Ended December 31,
	2004	2004	2003	2003
	As Reported	As Revised	As Reported	As Revised
(unaudited)
(In thousands, except per share amounts)
Revenue	$89,941	$89,941	$65,173	$65,173
Net income	$25,816	$25,011	$17,203	$16,370
Net income per common share:
Basic	$1.51	$1.47	$1.25	$1.19
Diluted	$1.46	$1.42	$1.23	$1.17

Please contact Kirsten A. Hink at (713) 427-8857 or Michael G. Long at (713) 427-8832 with any questions or comments.